EX-99.77J REVALUATN

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended March 31, 2015, the Meydenbauer Dividend Growth Fund increased undistributed net investment income by $110,986, decreased accumulated net realized gain by $109,959, and decreased paid-in capital by $1,027.

The reclassifications have no effect on net assets or net asset value per share.